April 1, 2020

Sameer Ralhan
Chief Financial Officer
Chemours Co
1007 Market Street
Wilmington, DE.19801

       Re: Chemours Co
           Form 10-K for the year ended December 31, 2019
           Filed February 14, 2020
           File No. 001-36794

Dear Mr. Ralhan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences